Exhibit 99.1

Trillion Energy Announces Akcakoca-3 Well Production

Akcakoca-3 was perforated in July 2024 and is now producing at 4.66 MMcf/D Gross 100% Production

September 10, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that the Akcakoca-3 well at the SASB Gas Field has now been put into production.

On July 17, 2024, eleven (11) meters of gas pay was perforated in the Akcakoca-3 well, however, due to delayed pressure build up, was not initially produced.

By Friday September 6th, 2024 the well head pressure (WHP) for Akcakoca-3 had increased to 616 psi and the well was put into production. Initial production flow rates were 4.28 MMcf/d which increased to 4.66 MMcf/d with WHP increasing to 645 psi.

At the same time, Alapli-2 was opened to test pressure resulting in gas flow to surface, however, is not producing gas in significant quantities at this time -production is pending installation of velocity strings.

“We are thrilled with the strong performance of Akcakoca-3 and the successful flow tests at Alapli-2, “said Arthur Halleran, CEO of Trillion Energy. “All the wells except Bayhanli-2 have now been put on production or flow tested to ascertain if gas is present and capable of production in the 4 ½” production tubing. This confirms that once the 2 3/8” is installed in the wells the gas will flow in a predictable and stable manner.”

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 oil exploration blocks in S.E. Türkiye. More information may be found on www.sedar.com, and our website.

Contact

Brian Park, Vice President of Finance

1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.